

Mail Stop 3561

November 15, 2016

Nicholas K. Akins
Chief Executive Officer
Appalachian Power Company
1 Riverside Place
Columbus, Ohio 43215

>**Re:** **Appalachian Power Company**
>**Registration Statement on Form S-3**
>**Filed November 4, 2016**
>**File No. 333-214448**

Dear Mr. Akins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott M. Anderegg, Attorney-Advisor at (202) 551-3342 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products